

02007662

SECURIT[illegible] [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52175 52164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 2001** (MM/DD/YY) AND ENDING **12 / 31 /2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dillon Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Revere Drive Suite F
(No. and Street)

Northbrook	**Illinois**	**60062**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Essome **847.559.0060**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

30 South Wacker Dr., Suite 2200	**Chicago**	**IL**	**60606-7438**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Stewart Flink**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Dillon Capital, Inc.**, as of **December 31, 2001,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


"OFFICIAL SEAL"
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/02

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

DILLON CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

This report is filed pursuant to Rule 17a-5(e)
under the Securities Exchange Act of 1934
as a Public Document.

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Dillon Capital, Inc.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Dillon Capital, Inc. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dillon Capital, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 17, 2002

DILLON CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash and cash equivalents	$	15,190
Accounts receivable		20,500
Total assets	$	35,690
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	1,811
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		32,100
Retained earnings		779
Total stockholder's equity		33,879
Total liabilities and stockholder's equity	$	35,690

The accompanying notes are an integral part of the statement of financial condition.

DILLON CAPITAL, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Dillon Capital, Inc. (the "Company"), a Delaware Corporation, is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary business activities include the private placement of securities, selling limited partnerships in primary distributions, and maintaining institutional accounts, primarily for high net worth individuals. The Company's principal operations are located in Northbrook, Illinois.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Significant accounting policies are as follows:

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income taxes: The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. The stockholder is liable for individual income taxes on the Company's taxable income.

Note 2. Related Party Transactions

The Company has entered into an agreement with an affiliated entity through common ownership, whereby all operating expenses of the Company are paid by the affiliated entity. The affiliated entity will not apportion or charge back any of these expenses to the Company at the end of the Company's fiscal year or at any other time. This agreement will remain in effect until it is modified or terminated by the parties. Any renegotiations or terminations by the parties shall not cause the Company's net capital to go below 120% of its minimum net capital requirement or cause a net capital deficiency.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $13,379 which was $8,379 in excess of its required net capital of $5,000. At December 31, 2001, the Company's net capital ratio was .14 to 1.